UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                November                          , 2007
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934          Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	November 20, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No.TEL.790/PR110/COM-10/2007
TELKOM’S RESPONDS TO KPPU’S RULING
ON SANCTIONS TOWARD TELKOMSEL
Jakarta, 20 November 2007 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) hereby announces that the Business Competition Supervisory Commission (“KPPU”) has issued a press release through its website (www.kppu.go.id) on November 19, 2007, stating its ruling which involves one of TELKOM’s major subsidiaries, PT Telekomunikasi Selular (“Telkomsel”), with the following decisions:
a.	Telkomsel has breached Article 17 (1) Law No.5/1999 regarding domination upon production and or marketing of services suspected to create a monopolistic act and unfair business practice.
b.	Telkomsel did not breach Article 25(1) Law No.5/ 1999.
c.	KPPU has told Telkomsel to stop its practices of applying high tariffs and to lower its current cellular tariffs up to a minimum of 15%.
d.	KPPU has imposed a fine to Telkomsel in the amount of Rp 25 billion.
In view of the above, the Company hereby would like to state the following:
•	In general, TELKOM respects the legal processes which has been conducted by KPPU as an independent body for supervising fair competition in Indonesia. TELKOM will always be commited to comply with Good Corporate Governance practices.
•	As the majority and controlling shareholder of Telkomsel, TELKOM has requested Telkomsel to immediately carry out a legal review in accordance with its own internal processes and governance practices.
•	TELKOM will fully support all legal efforts made by Telkomsel, including any options for an appeal to the District Court.
TELKOM is one of Indonesia’s strategic State-owned Enterprise which has contributed significantly for tax and dividend payments to the country. The major source of this revenue for TELKOM has come mostly from its subsidiary Telkomsel.
PT Telekomunikasi Indonesia, Tbk
PT Telekomunikasi Indonesia, Tbk (“TELKOM”) is the leading full service and network provider in Indonesia. TELKOM provides InfoCom services directly and indirectly through its subsidiaries, which consist of fixed wireline, fixed wireless, cellular, data&internet as well as network&interconnection. TELKOM’s shares are listed in the Jakarta Stock Exchange and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
PT Telekomunikasi Selular
PT Telekomunikasi Selular (“Telkomsel”) is the leading operator of cellular telecommunications services in Indonesia by market share which is 65% owned by TELKOM and 35% owned by Singtel Mobile. Telkomsel has the largest network coverage of any of the cellular operators in Indonesia, providing network coverage to over 90% of Indonesia’s population and is the only operator in Indonesia that covers all of the country’s provinces and counties, and all sub-counties (“kecamatan”) in Sumatra, Java, and Bali/Nusra. The company offers GSM Dual Band (900 & 1800), GPRS, Wi-Fi, EDGE, and 3G Technology.
HARSYA DENNY SURYO
VP Investor Relations & Corporate Secretary
For further information please contact:
 Investor Relations & Corporate Secretary
PT Telekomunikasi Indonesia, Tbk.
Telp	:	62-21-5215109
Fax	:	62-21-5220500
E-mail	:	investor@telkom.co.id
Website	:	www.telkom-indonesia.com